TROUTMAN SANDERS LLP Attorneys at Law Bank of America Plaza 600 Peachtree Street NE, Suite 5200 Atlanta, Georgia 30308-2216 404.885.3000 telephone troutmansanders.com

July 2, 2014

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Geoff Kruczek

Re:	Atlanticus Holdings Corporation Schedule TO-I Filed June 23, 2014 File No. 005-85199

Dear Mr. Kruczek:

This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “SEC”) set forth in your letter dated June 27, 2014 (the “Comment Letter”) with respect to the Schedule TO-I filed with the SEC by Atlanticus Holdings Corporation (the “Company”) on June 23, 2014.

We are authorized by the Company to provide the responses contained in this letter on its behalf. The terms “we,” “us,” and “our” in the responses refer to the Company. For your convenience, we set forth each comment from the Comment Letter in bold typeface and include the Company’s response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter. Capitalized terms used in this letter and not otherwise defined have the meanings given to them in the Offer to Purchase, dated June 23, 2014, which is attached as Exhibit (a)(1) to the Schedule TO-I filed by the Company on June 23, 2014 (the “Offer to Purchase”). We also are sending a courtesy copy of this letter to you by Federal Express.

ATLANTA     BEIJING     CHARLOTTE     CHICAGO     HONG KONG     NEW YORK     NORFOLK     ORANGE COUNTY     PORTLAND

RALEIGH     RICHMOND     SAN DIEGO     SHANGHAI     TYSONS CORNER     VIRGINIA BEACH     WASHINGTON, DC

July 2, 2014

Schedule TO-I

Item 10.

1.	We note that you have incorporated by reference the information required by Regulation M-A Item 1010(a)(1) and (2); however, it is unclear where you have disclosed the information required by Item 1010(a)(3) and (4). Please revise to include such information. Additionally, please revise the offer document to include summary financial information, as described in Item 1010(c) of Regulation M-A, including the ratio of earnings to fixed charges and pro forma information, if material. See Instruction 6 to Item 10 of Schedule TO and CDI I.H.7 in our July 2001 Supplement to the Manual of Publicly Available Telephone Interpretations.

Company Response:

Item 10 of Schedule TO (“Item 10”) requires that financial information be furnished pursuant to Item 1010 (a) and (b) of Regulation M-A for a tender offer only if the offeror’s financial condition is material to a security holder’s decision whether to tender or hold the securities that are subject to the tender offer. Summary financial information contemplated by Item 1010(c) of Regulation M-A is required under Item 10 only if the full financial statements are required to be furnished and are instead incorporated by reference. The Company does not believe that its financial condition is material to any Holder’s decision regarding the Offer, under the requirements of Item 10. Therefore, none of the financial information contemplated under Item 1010 of Regulation M-A is required to be filed pursuant to Item 10.

Instruction 1 of Item 10 states that “[t]he facts and circumstances of a tender offer, particularly the terms of the tender offer, may influence a determination as to whether financial statements are material, and thus required to be disclosed.” The Regulation M-A adopting release (Release No. 33-7760, 34-42055; October 26, 1999) states that there are several factors that should be considered in determining whether financial statements are material. Several of those factors support the Company’s position that the financial statements are not material. For example, the Offer does not relate to a potential change of control, the issuer is making the offer rather than a third party, and the Company has sufficient funds readily available to pay for any and all Securities tendered.

Moreover, Instruction 2 of Item 10 sets forth a “safe harbor” on which the Company is qualified to rely. The instruction states that financial statements are not considered material when the consideration offered consists solely of cash, the offer is not subject to any financing condition, and the offeror is a public reporting company, under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) that files reports electronically. The consideration specified in the Offer consists solely of cash. There is no financing condition and the loan transaction with Bravo Ventures, LLC was fully in place prior to the filing of the Schedule TO. Furthermore, the

July 2, 2014

Company is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically.

In addition, CDI I.H.7 in the SEC’s July 2001 Supplement to the Manual of Publicly Available Telephone Interpretations states that “Instruction 6 is intended to make clear that when financial information is considered material, the disclosure materials disseminated to security holders must contain at least summarized financial information.” Since the Company has concluded that its financial condition is not material under the requirements of Item 10, disclosure of summarized financial information is not required.

For the reasons set forth above, the Company respectfully submits the financial information outlined in Item 1010 of Regulation M-A is not required pursuant to Item 10. The Company plans to restate the disclosure under Item 10 to so indicate.

2.	We note the reference to “not applicable” under (b). Please provide your analysis as to why the information in Item 1010(b) of Regulation M-A need not be disclosed. We note, for example, that if the maximum amount is tendered, you will retire $100 million in debt while incurring only $42 million in debt.

Company Response:

Please see our response to Comment 1 above.

Item 13. Information Required by Schedule 13E-3

3.	Please provide us your analysis of the applicability of Exchange Act Rule 13e-3 to this tender offer. Given the disclosure in the offer to purchase regarding the registration of the “Securities” on Form S-3 and the amount of “Securities” you are seeking to acquire, it is unclear whether a reporting obligation under Exchange Act Section 15(d) currently exists, but may end in connection with this tender offer.

Company Response:

Exchange Act Rule 13e-3 applies to any transaction or series of transactions that has or have a reasonable likelihood of (a) causing an equity security to become eligible for termination of registration under the Exchange Act because there are no longer 300 or more record holders of such equity security or (b) causing any class of equity securities to be eligible for delisting from a national securities exchange. Prior to the Offer, there were well below 300 record holders of the Securities (with recent Form 13F reports indicating that approximately 98% of the outstanding Securities are held by just 15 beneficial holders). Further, the Securities are not listed on any national securities exchange. Consequently, the Offer will not result in either (a) or (b) above, and Exchange Act Rule 13e-3 therefore does not apply.

July 2, 2014

Offer to Purchase

4.	Given that the offer is set to expire at 11:59 p.m., it appears the offer will be open for less than 20 business days. See Rule 13e-4(a)(3), which defines “business day” as the period until 12:00 midnight. Please revise so that the offer will be open for 20 full business days, or advise.

Company Response:

The Company will revise the disclosure to provide for expiration of the Offer to occur at 12:00 midnight, New York City time, on July 21, 2014, unless extended by the Company.

5.	We note that the “Price Range” is 20% of the lowest end of the range. Please provide support for the belief that the current Price Range is appropriate, including the additional amount you will pay if more than $75 million is tendered. See Regulation M-A Item 1004(a).

Company Response:

In response to Comments 5 and 6 and our conversation with the Staff, we propose modifying the structure of the tender offer as described below. Under the proposed structure, the Company will make two contemporaneous offers to purchase the Securities, pursuant to one combined offer document. Holders will have the choice of participating in one of the two offers or in neither. The first offer will be a modified dutch auction, whereby we will offer to purchase the Securities for a price not greater than $360 or less than $315 per $1,000 principal amount tendered. In the second offer, we will offer to purchase the Securities for $420 per $1,000 principal amount tendered, subject to the condition that a minimum of $75 million in aggregate principal amount of the Securities are tendered pursuant to the two offers combined. All Securities purchased pursuant to the offers will be at the same purchase price – either $420 or, if less than $75 million in aggregate principal amount of the Securities are tendered pursuant to the two offers combined, the price determined in the modified dutch auction, as described in more detail below. Both offers will be subject to a maximum purchase amount of $100 million in aggregate principal amount of the Securities, with Securities tendered in both offers participating equally in proration. The proposed structure will be described in a supplement or amendment to the Offer to Purchase. Also, in the event that an aggregate principal amount of $75 million or more of Securities are tendered at any time prior to the expiration of the offers, the Company will make a prompt public announcement of this event.

July 2, 2014

Below is a description of the treatment of tendered Securities, based on different aggregate amounts of Securities being tendered:

•	In the event that less than $75 million in aggregate principal amount of the Securities are tendered pursuant to the two offers combined, the Company will promptly (i) purchase all Securities tendered pursuant to the first offer at the price determined by the modified dutch auction mechanism and (ii) return all Securities tendered pursuant to the second offer.

•	In the event that $75 million to $100 million in aggregate principal amount of the Securities are tendered pursuant to the two offers combined, the Company will purchase all Securities tendered pursuant to both offers at $420 per $1,000 principal amount tendered.

•	In the event that more than $100 million in aggregate principal amount of the Securities are tendered pursuant to the two offers combined, the Company will promptly (i) purchase $100 million in aggregate principal amount of the Securities at $420 per $1,000 principal amount tendered on a prorated basis and (ii) return the Securities tendered but not purchased because of proration.

We believe the mechanism for determining the purchase price under this proposed structure should be permitted because it (i) complies with applicable rules and is not coercive or unfair, (ii) is in the best interests of Holders and (iii) is consistent with the Staff’s reasoning for allowing a modified dutch auction despite the fact that the final price is not determined in such an offer until after the expiration of the offer.

First, we note that Rule 13e-4(d)(1) requires the offer document to specify the consideration being offered. Rule 13e-4(f)(1)(ii) and Rule 14e-1(b) provide that a tender offer must remain open for at least ten business days from the date that notice of any increase or decrease in the consideration offered is first published or sent to or given to the security holders. Rule 13e-4(f)(1)(ii) restricts the way an issuer may amend a tender offer and does not explicitly dictate any required disclosure, but the rule would appear to imply that the disclosure must define the precise purchase price in some manner in order to determine when a change to the purchase price would implicate the rule.

We do not believe that the determination of the purchase price — pursuant to the clear and unambiguous method set forth in a supplement or amendment to the Offer to Purchase — will be a change in the consideration offered within the meaning of Rule 13e-4(f)(1)(ii). The mechanism will remain fixed throughout the offer period. Further, we do not believe that this proposed structure is coercive because it provides a Holder with the ability to (i) tender pursuant to the modified dutch auction at a price set by the Holder within the range, (ii) tender at a higher fixed price, conditioned upon a minimum amount of Securities being tendered, or (iii) continue to hold the Securities.

July 2, 2014

Second, we believe that investor interests are better served by allowing this proposed structure because it provides Holders the option to tender in the modified dutch auction or at a higher fixed price. Although the exact amount of the purchase price will not be determined until the expiration of the offers, if a Holder is willing to accept a price in the modified dutch auction price range, the Holder will either receive its selected price or a higher price. If a Holder is unwilling to accept a price in the modified dutch auction price range but willing to accept the price offered in the second offer, the Holder will either receive the price offered in the second offer or have its Securities returned.

Third, we believe that this proposed structure should be allowed for the same reasons that the Staff permits a modified dutch auction tender offer despite the fact that the final price in such an offer is not determined until after the expiration of the offer. The Staff has a long-established interpretation of tender offer pricing rules that permit modified “dutch auction” tender offers, so long as: (i) the offer materials disclose the minimum and maximum consideration to be paid per tendered security, (ii) there is pro rata acceptance throughout the offer with all securities participating equally in prorating, (iii) withdrawal rights will exist throughout the offer period, (iv) there is prompt announcement of the purchase price, if determined prior to the expiration of the offer, and (v) the offeror purchases all accepted securities at the highest price paid to any security holder under the offer.1 We believe the reasoning for allowing a modified “dutch auction” tender offer applies equally to our proposed structure. Specifically, we note that (i) the supplement or amendment to the Offer to Purchase will state clearly and unambiguously the terms of the two offers and the mechanism for determining the purchase price, (ii) we will seek and accept all validly tendered Securities in the offer or, to the extent that the amount tendered pursuant to both offers combined exceeds $100 million, all Holders that properly tender the Securities will participate equally in such prorating, (iii) withdrawal rights will exist throughout the offer period, (iv) prior to the expiration of the offers, the Company will announce promptly if Securities in an aggregate principal amount of $75 million or more have been tendered, and (v) all Securities purchased pursuant to the offers will be at the same purchase price.

With respect to the price range for the modified dutch auction, the Company plans to change the range from $300 — $360 to $315 — $360. Not only does this increase the lowest end in the range, it results in a price range that is 14.3% of the lowest end of the range. We believe that this price range is consistent with the ranges that the Staff has allowed in a number of other modified dutch auction tender offers.

For the reasons set forth above, we believe that the proposed structure should be permitted.

[1]	See Amendments to Tender Offer Rules All-Holders and Best-Price, Securities Act Release No. 6653, n. 64 (July 11, 1986).

July 2, 2014

6.	We note that the Company will pay $420 per $1,000 principal amount if $75 million or more is validly tendered and not withdrawn. Given that it appears the amount tendered and not withdrawn will not be known until expiration of the offer, please tell us how this offer term is consistent with Exchange Act Rules 13e-4(f)(1)(ii) and 14e-1(b).

Company Response:

Please see our response to Comment 5 above.

Conditions to the Offer, page 10

7.	We note the disclosure in the last paragraph of this section, which suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. This language seems to imply that the offeror reserves the right to simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so, and such an act or practice appears to contravene Section 14(e). Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition(s). Please be advised that, depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to shareholders in order to ensure compliance with Section 14(e).

Company Response:

We appreciate the Staff’s comment and will act accordingly.

8.	In addition, when an offer condition is triggered by events that occur during the offer period and before expiration of the offer, you should inform shareholders how you intend to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding.

Company Response:

We appreciate the Staff’s comment and will act accordingly.

July 2, 2014

Material U.S. Federal Income Tax Consequences, page 20

9.	Please disclose all material federal income tax consequences, not just “certain” tax consequences, as referenced in the first sentence.

Company Response:

The Company believes that the current disclosure addresses all material federal income tax consequences. In order to avoid confusion, the Company will amend the disclosure to clarify that the discussion covers all “material” federal income tax consequences.

* * * * *

Simultaneous with the filing of this letter, the Company also is filing a letter with the tandy language signed by an officer of the Company.

The Company appreciates the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call me at (404) 885-3310 or Brink Dickerson at (404) 885-3822.

Sincerely,

/s/ Paul Davis Fancher
Paul Davis Fancher

cc:	Rohit Kirpalani (Atlanticus Holdings Corporation)

W. Brinkley Dickerson, Jr. (Troutman Sanders LLP)